EQUITY
TRANSFER & TRUST COMPANY

Steven Nguyen
Account Manager, Client Services
Telephone: 416.361.0930 ext.252
snguyen@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

May 28, 2010

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: CARTHEW BAY TECHNOLOGIES INC
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the *Annual* Meeting of Securityholders for CARTHEW BAY TECHNOLOGIES INC.

1.	ISIN: CUSIP:	CA1467581072 146758107
2.	Date Fixed for the Meeting:	July 28, 2010
3.	Record Date for Notice:	June 23, 2010
4.	Record Date for Voting:	June 23, 2010
5.	Beneficial Ownership Determination Date:	June 23, 2010
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	Common Shares
7.	Classes of Series of Securities that entitle the holder to vote at the meeting:	Common Shares
8.	Business to be conducted at the meeting:	Annual

Yours Truly,
EQUITY TRANSFER & TRUST COMPANY

Per:
"Jenn Javier"
Administrator, Client Services